

January 2, 2014

Via E-mail
Ligang Zhang
Chief Executive Officer
iKang Guobin Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re:** **iKang Guobin Healthcare Group, Inc.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted December 4, 2013**
> **CIK No. 0001524190**

Dear Mr. Zhang:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Risks and Uncertainties, page 4

4. Please expand the list of risks and uncertainties on this page to include the following:
    - the possibility that you may not be able to repatriate profits due to PRC laws and regulations;
    - the risks posed by the contractual rather than equity-ownership nature of control of the PRC operating companies and the possibility that if these contractual arrangements were found to be not in compliance with PRC laws and regulations, you could be required to relinquish economic interest in the PRC operating companies; and
    - the potential adverse effects for your shareholders due to the conflicts of interest arising from the fact that Ligang Zhang and Boquan He are owners of PRC operating entities and also serve as your directors.

Corporate Structure and History, page 5

5. We note your inclusion of a diagram on this page detailing your corporate structure. Where this graphic appears on this page and on page 55, please enlarge it and its accompanying text to improve legibility.

6. We note your reference on this page to the entity Yuanhua WFOE and its VIE subsidiary. If the term for this entity is an abbreviation, please disclose the full name of the entity as it appears in the accompanying diagram. Please similarly disclose the full name of the reference VIE entity as it appears in the accompanying diagram.

7. We note your disclosure eon page 6 that King & Wood Mallesons Lawyers has concluded that the ownership structure and the contractual arrangements among the entities are not in violation of current PRC laws and regulations. Please specifically clarify in this section whether King & Wood Mallesons has also concluded that each of the contractual relationships and arrangements are enforceable under PRC laws and regulations.

Risk Factors
"If we fail to properly manage the employment of our doctors and nurses…," page 17

8. Please disclose the approximate average length of time it takes for both doctors and nurses to transfer their practicing licenses or add a medical institution to their permitted practicing institutions under PRC laws and regulations.

"We may be subject to potential tax liabilities…," page 19

9. Please disclose the approximate aggregate amount you would have been required to withhold in individual income tax from your acquisitions made since December 2007.

Risks Related to Doing Business in China, page 34

10. To the extent applicable, please add a risk factor to discuss the specific risks related to any price controls that the PRC may impose or has imposed on the services you provide. Please additionally disclose the approximate portion of the services you offer that are subject to such controls.

"We may need additional capital…," page 44

11. Please revise the discussion to clarify whether you have any specific current plan to raise capital, and if so, please disclose the details of any such plan. Additionally, please clarify in your disclosure whether your reference to 12 months in this risk factor accounts for the anticipated proceeds from this offering. If not, please include an estimate of the amount of time your current funds are expected to last while taking into account such anticipated proceeds.

Our History and Corporate Structure, page 51

12. Please revise your disclosure here or elsewhere to make clear the extent that PRC approvals or registrations were required in connection with your 2011-2013 transactions disclosed on pages 53-54. Additionally, we note your disclosure that in the opinion of your PRC legal counsel, King & Wood Mallesons Lawyers, the contractual arrangements related to your corporate structure are enforceable. Please make clear the extent that registration has been required and completed for the enforceability of each contractual arrangement. Revise your disclosure in the risk factor "We rely on contractual arrangements with our affiliated PRC entities, page 32" as necessary.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Components of Our Results of Operations</u>
<u>Medical Examinations, page 75</u>

13. Please expand to disclose the different types of services provided as part of your medical examinations and what specific tests or procedures are most commonly provided as part of this service. To the extent feasible, please include a more detailed breakdown of your net revenue attributable to such services.

<u>Critical Accounting Policies</u>
<u>Allowance for Doubtful Accounts, page 83</u>

14. With respect to your allowance for doubtful accounts and accounts receivable, please disclose the following:
    - Disclose the day's sales outstanding for each period presented. Disclose the reasons for the significant changes from the prior period.
    - Disclose management's target for day's sales outstanding. Discuss the reasons why actual day's sales outstanding differ from management's target.
    - State the steps you take in collecting accounts receivable as well as the typical collection cycle.
    - Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off
    - You state that there are no uniform credit terms for your customers. Please provide an indication as to the average payment terms by customer type.

<u>Share-Based Compensation, page 91</u>

15. We have reviewed your disclosure on stock-based awards and have the following comments:
    - We note that you have identified the name of the expert used to value your share-based compensation and your common and preferred shares. Please tell us why the appraiser was not named as an Expert, and whether they will provide a letter of consent.
    - Please provide a quantitative discussion of the significant factors, assumptions, and valuation techniques used in estimating the fair value of the securities at the March 2013 valuation date. Clarify why the two issuances on March 18, 2013 have different values.
    - Please update the table on pages 87 and 91 through the date of effectiveness of your registration statement and include any new equity issuances such as preferred stock, warrants, etc. through the date of effectiveness. The current disclosure indicates that this table includes equity based awards through the first quarter of 2013.
    - Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated

offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each issuance.

Business
Business Strategies, page 116

16. We note your disclosure that you intend to differentiate your platform of preventative healthcare services from those provided by public hospitals and your disclosure on page 125 that you face significant competition from these hospitals. Please expand on this business strategy. To the extent feasible, please disclose the specific healthcare services that you intend to provide or currently provide that are typically not provided by the medical examination departments of public hospitals.

Insurance, pages 127-28

17. We note conflicting disclosure in the risk factor on page 20 regarding whether you currently hold medical malpractice insurance. Please reconcile and additionally disclose the percentage of doctors you employ, if any, who are currently enrolled in medical malpractice insurance. Please additionally quantify the amount insurance coverage provided under any such policy. Please also include this disclosure in the risk factor on page 20.

Regulations, page 129

18. Please revise your disclosure to include discussion of PRC property laws referenced in the risk "The failure of certain of our leased properties, page 24" and make clear what steps, if any, you have taken or plan to take, to correct your leasing and licensing issues.

Principal Shareholders, page 146

19. In the footnotes to this table, please identify the natural person(s) who beneficially own(s) the shares held by NewQuest Asia Investments Limited, Broad Street Principal Investments, L.L.C., and Ora Investment Pte Ltd.

Description of Share Capital, page 155

20. We note your disclosure on this page that upon completion of this offering, some of your Class B common shares will convert into Class A common shares, and your disclosure later in same paragraph that all such Class B common shares will convert into Class A common shares. Similarly, your disclosure on page 7 suggests that some but not all of your Class B common shares will convert into Class A shares. Please reconcile this disclosure to clarify how many Class B shares will convert into Class A shares. If not all shares will convert to Class A shares automatically prior to completion of the offering,

please explain which share will and will not convert and ensure that the table beginning on page 146 reflects the beneficial ownership of Class B shares after the completion of the offering.

21. Please revise your disclosure under this heading as follows:
    - Revise your disclosure in the third introductory paragraph to make clear that your summary is materially complete. You may not be required to discuss everything included in your memorandum and articles of association, but what you do summarize, should be materially complete;
    - Revise your disclosure on pages 158-160 to reduce your reliance on the term "subject to" because it implies that some additional rights, privileges, or restrictions are not explained in your descriptions. In some places you include this reference but already provide the information implied by these references.
    - Here and under "Description of American depositary Shares, page 168," include disclosure of the number of days that advance notice of meetings will be provided;
    - Your discussion under "Shareholder Proposals, page 165" should make clear whether your articles of association allow shareholders to put proposals before meetings.

Shares Eligible for Future Sale
Lock-up Agreements, page 178

22. Please file the form of lock-up agreement as an exhibit to your registration statement.

Taxation, page 179

23. Please revise your disclosure as follows:
    - Consider including discussion of Hong Kong tax consequences and considerations, including the extent that treaties between Hong Kong and the PRC, United States and the British Virgin Islands may apply;
    - Reconcile your discussion of local tax laws in China with your reference in the introductory paragraph under this heading to not discussing state, local and other tax laws; and
    - Make clear whether the reference "we do not believe that the legal entities organized..." on page 180 is the opinion of counsel or based on the opinion of counsel.

Financial Statements and Notes
1. Organization and Principal Activities, page F-11

24. With respect to your consolidation of the variable interest entities and their subsidiaries we have the following comments:

- Please clarify whether there is an agreement containing a provision that specifying Beijing iKang and Zhejiang iKang are to provide instructions or power to direct how the variable interest entities ("VIE") should conduct their daily operations in exchange for a pledge of the their assets.
- Please clarify whether the owners of the Company are the same owners of iKang Hangzhou Xixi and iKang Holdings, VIEs.

2. Summary of Significant Accounting Policies
Unaudited Pro Forma Information, page F-25

25. We note your assertion that you are not presenting the pro forma earnings per share data resulting from the conversion of the convertible redeemable preferred shares because the conversion would not result in a material reduction of your earnings per share for the year ended March 31, 2013. It is unclear how you derived this conclusion. Please demonstrate for us why conversion would not have a material impact on earnings per share.

26. Subsequent Events, page F-57

26. You state "In October 2013, a total number of 596,484 Class A common shares and Series D1 and D2 preferred shares held by certain existing shareholders were transferred to a third party investor and reclassified as 596,484 Series F-2 convertible redeemable participating preferred shares." Please tell us and disclose what triggered the reclassification when the transaction appeared to be solely between a third party investor and your existing shareholders. Also clarify in your disclosure how you determined the fair value of the shares transferred and the shares reclassified and explain your accounting for the amount of $1.281 million you received representing their differences in fair values.

Exhibit Index, page II-6

27. We note you intend to file the consent of King & Wood Mallesons Lawyers as part of the opinion to be filed by amendment as Exhibit 99.2. Please ensure that when filed, the exhibit specifically includes King & Wood Mallesons Lawyers' consent to each use of its name in the registration statement, including the references on pages 6, 31, 32, 36, 57, and 65.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha Akins at (202) 551-3658 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       Li He, Esq.
       Davis Polk & Wardwell